

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 13, 2009

<u>via U.S. mail and facsimile</u>

Mark V. McDonough, CFO
Taylor Devices, Inc.
90 Taylor Drive
P.O. Box 748
N. Tonawanda, New York 14120-0748

>   **RE: Taylor Devices, Inc.**
>   **Form 10-KSB for the Fiscal Year Ended May 31, 2008**
>   **Filed August 21, 2008**
>   **Forms 10-Q for the Fiscal Quarters Ended August 31, 2008 and**
>   **November 30, 2008**
>   **File No. 0-3498**

Dear Mr. McDonough:

        We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

                                Sincerely,

                                Terence O'Brien
                                Accounting Branch Chief